

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Maodong Xu, CEO
Wowo Limited
Third Floor, Chuangxin Building
No. 18 Xinxi Road, Haidian District, Beijing
People's Republic of China

>   **Re:**   **Wowo Limited**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed March 4, 2015**
>   **File No. 333-201413**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments. References to prior comments are to those in our letter dated February 13, 2015.

General

1. We note your response to prior comment 2. It appears that investors will be required to fund accounts with the underwriter or syndicate members prior to satisfaction of the offering contingency. In the absence of an escrow arrangement or separate bank account as outlined in Rule 15c2-4, this procedure appears to be inconsistent with the requirements of the rule. Please revise your offering.

2. We note that investors participating in the offering who do not have trading accounts with the managing underwriter or syndicate members will be required to set up such accounts. Please provide more details on the requirement to set up such trading accounts, including a discussion as to how the procedure complies with Section 5 of the Securities Act. Refer to Release No. 33-5071 and Question 139.26 of our Securities Act Compliance and Disclosure Interpretations.

Prospectus Cover Page

3. We note the disclosure on pages 12 and 157 that the company will only effect this offering if the following four conditions are met: (1) the offering is conducted through a best efforts underwriting targeting US$60 million with minimum proceeds of US$40 million, (2) at least 70% of the proceeds in the offering are attributable to new investors, (3) the market value of the company immediately prior to the offering based on the offering price equals or exceeds US$253 million, and (4) the offering is completed prior

to March 31, 2015. Please disclose all four conditions on the cover page and in the risk factors and underwriting sections of the prospectus.

Risk Factors

Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates

"If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply…," page 33

4.   We understand that the Chinese Ministry of Commerce recently released a draft Foreign Investment Law that may significantly change procedures for foreign investment in PRC companies. Please tell us what consideration you have given to revising your risk factor and regulations discussions, as necessary, to address the potential impact of the draft law.

Fair Value of Our Ordinary Shares and Share-Based Compensation, page 88

5.   We have reviewed your response to prior comment 9 and have the following additional comments:
   - We note for the valuations as of April 28, 2014 and June 29, 2014 you allocated equity using the option pricing model. Please tell us your consideration for allocating equity using the probability-weighted expected return method and the reasons why this method was not used considering the potential for an IPO was evident based on your discussions with the underwriter in April 2014.
   - We note various new products, upgrades and business initiatives discussed in your response that occurred subsequent to June 2014, none of which appear to have been included in your June 29, 2014 valuation. Please provide additional information as to why these events were not contemplated in that valuation, particularly considering they appear to have been implemented with the expectation they would produce additional revenue and considering you include the launch of new products and services in the fourth quarter of 2014 and the first quarter of 2015 to explain the increase in the fair value of your ordinary shares to the January 2015 valuation. Also, tell us whether inclusion of these considerations in your financial forecasts as of June 29, 2014 would have impacted your valuation of these shares and if not, the reasons why.
   - Tell us what your forecasted 2015 revenue was in your June 29, 2014 valuation as compared to your current expectations of $65 million.
   - You state in your response that the valuation from the underwriters was not set until January 2015. Please tell us whether you had any preliminary valuation discussions with the underwriters earlier than January 2015 if so, tell us the results of those discussions.
   - You state that prior to the second quarter of 2014, you had been a comprehensive e-commerce platform including both physical goods and service offerings;

however, your disclosure on page 84 states that your revenues are primarily generated from the sales of WoWo coupons and that you act as an agent in the delivery of the underlying goods and services. Further, you state that you are not responsible for the provision of these goods and services. Considering this, please provide additional information as to how you determined you had a business model similar to Amazon, eBay or Dangdang when determining comparable companies for the June 29, 2014 valuation.

- You state that you excluded Tuniu from the June 29, 2014 valuation as they were newly public and as such, they experienced volatility in initial share price and multiple. Please provide additional information as to why this company was excluded in light of the fact that you are in a similar situation and tell us the impact on the value of your ordinary shares had this company been included in your valuation as of June 29, 2014.
- Please tell us the comparable companies that were included in the January 2015 valuation. Please also tell us how your forecasted revenue multiple of 4.3x compares to the revenue multiples of the comparable companies used for this valuation.
- We note that you included Qunar in your January 2015 valuation due to the fact that you experienced a similar growth rate from second quarter to the third quarter 2014. Please tell us your forecasted growth rate and tell us whether it is similar to your comparable companies. In this regard, although you experienced an increase in revenues from the second quarter to the third quarter 2014, your revenues for the nine months ended September 30, 2014 are less than the same period in 2013. Similarly, your revenues for the three months ended September 30, 2014 are less than the same period in 2013.

- We note in your response you quantify the factors that contributed to the increase in the fair value of your ordinary shares from April 2014 to January 2015; however, these factors do not explain the 2300% increase in the fair value of your ordinary shares during this time period. In light of this significant increase, please tell us your consideration for reassessing the fair value of your ordinary shares as of April and June 2014 when the IPO price was determined.

Index to Consolidated Financial Statements, page F-1

6. Please revise your filing to include audited financial statements for the period ended December 31, 2014. Refer to Article 3-12(f) of Regulation S-X. We will waive this requirement if you are able to represent adequately to us that you are not required to comply with this requirement in any other jurisdiction outside the United States and that complying with the requirement is impracticable or involves undue hardship. To the extent you make these representations, please file it as an exhibit to the registration statement. If we waive the 12-month requirement, you must comply with the 15-month requirement in this item. To request a waiver, you may contact the Office of the Chief Accountant of the Division of Corporation Finance at (202) 551-3400 or you may email your request to dcaoletters@sec.gov.

Exhibit 1.1

7.   Please revise this exhibit to include the form of lock-up agreement.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Julian Lin, Esq.
        Jones Day